UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ELECTRO SCIENTIFIC INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

285229100

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285229100		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,328,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,328,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,793

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.79%

14.	Type of Reporting Person IA; OO

CUSIP No. 285229100		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,328,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,328,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,793

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.79%

14.	Type of Reporting Person HC; OO

CUSIP No. 285229100		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,328,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,328,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,793

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.79%

14.	Type of Reporting Person HC; OO

CUSIP No. 285229100		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,328,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,328,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,793

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.79%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                                 Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock (the “Shares”), of Electro Scientific Industries, Inc., an Oregon corporation (the “Company”). The principal executive offices of the Company are located at 13900 NW Science Park Drive, Portland, OR 97229.

Item 2.                                 Identity and Background

(a)        The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), (v) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”) and (vi) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and the sub-adviser to the ICAV. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and ICAV.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)        The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)        Each of the Funds is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 2,331,926 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares since the merger announcement on behalf of the Funds was $66,257,702 (excluding commissions and other execution-related costs).

Item 4.                                 Purpose of Transaction

The Reporting Persons acquired the 2,328,793 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 2,328,793 Shares reported herein on behalf of the Funds in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

The Company reported in their Form 10-Q filed on November 06, 2018 that 34,296,541 Shares were issued and outstanding as of November 1, 2018.

(a)        As of November 11, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,328,793 Shares, which consisted of (i) 121,623 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 951,832 Shares held for the benefit of PRA Master Fund, (iii) 456,089 Shares held for the benefit of Constellation Fund; (iv) 76,938 Shares held for the benefit of MSW Master Fund; (v) 17,975 Shares held for the benefit of Premia Master

Fund and (vi) 704,336 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.79% of the Shares.

(b)        As of November 11, 2018, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,328,793 Shares, which consisted of (i) 121,623 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 951,832 Shares held for the benefit of PRA Master Fund, (iii) 456,089 Shares held for the benefit of Constellation Fund; (iv) 76,938 Shares held for the benefit of MSW Master Fund; (v) 17,975 Shares held for the benefit of Premia Master Fund and (vi) 704,336 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.79% of the Shares.

(c)        Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on October 30, 2018:

As previously announced on October 30, 2018, Electro Scientific Industries, Inc., an Oregon corporation (the “Company” or “ESI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) on October 29, 2018 with MKS Instruments, Inc., a Massachusetts corporation (“MKS”), and EAS Equipment, Inc., a Delaware corporation and a wholly owned subsidiary of MKS (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into ESI (the “Merger”), with ESI surviving the Merger and becoming a wholly owned subsidiary of MKS.

Under the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of ESI common stock (other than shares (i) owned or held in treasury by ESI or owned by MKS or Merger Sub or (ii) owned by any wholly owned subsidiary of ESI, MKS or Merger Sub) will be cancelled and automatically converted into the right to receive $30.00 in cash, without interest (the “Merger Consideration”).

Under the Merger Agreement, at the effective time of the Merger and subject to certain exceptions, MKS will assume all outstanding ESI stock options, stock appreciation rights, and restricted stock units (including those subject to the achievement of performance goals, which performance goals will, in accordance with the terms of such awards, be measured on the closing date of the Merger and which, following the Merger, will remain subject to any applicable time-based vesting requirements and other conditions and limitations) granted under ESI’s 2004 Stock Incentive Plan.

ESI has made customary representations, warranties and covenants in the Merger Agreement, including covenants not to, during the pendency of the Merger, solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. Each of MKS and Merger Sub also has made customary representations, warranties and covenants in the Merger Agreement.

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including approval of the Merger Agreement by ESI shareholders, the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and clearance under the antitrust laws of certain non-United States jurisdictions. The transaction is not subject to any financing condition.

The Merger Agreement contains certain customary termination rights for MKS and ESI, including a right to terminate the Merger Agreement if the Merger is not completed by April 29, 2019, unless otherwise extended pursuant to the terms of the Merger Agreement. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain specified circumstances, ESI will be obligated to pay MKS a termination fee of $35,650,000.

(d)        No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                 Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 11, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 11, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
10/2/18	1,468	17.20433	(3)
10/30/18	475,106	27.48055	(4)
10/30/18	650,983	28.27960	(5)
10/31/18	360,591	28.36891	(6)
10/31/18	97,740	29.01484	(7)
11/1/18	370,311	29.01508	(8)
11/2/18	132,929	29.08961	(9)
11/5/18	130,234	29.10589	(10)
11/6/18	112,564	29.30969	(11)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $17.20433 per share, at prices ranging from $16.95 to $17.58 per share.

(4) Reflects a weighted average purchase price of $27.48055 per share, at prices ranging from $26.87 to $27.87 per share.

(5) Reflects a weighted average purchase price of $28.27960 per share, at prices ranging from $27.875 to $28.65 per share.

(6) Reflects a weighted average purchase price of $28.36891 per share, at prices ranging from $27.89 to $28.85 per share.

(7) Reflects a weighted average purchase price of $29.01484 per share, at prices ranging from $28.90 to $29.09 per share.

(8) Reflects a weighted average purchase price of $29.01508 per share, at prices ranging from $28.71 to $29.25 per share.

(9) Reflects a weighted average purchase price of $29.08961 per share, at prices ranging from $28.95 to $29.34 per share.

(10) Reflects a weighted average purchase price of $29.10589 per share, at prices ranging from $28.98 to $29.335 per share.

(11) Reflects a weighted average purchase price of $29.30969 per share, at prices ranging from $29.16 to $29.50 per share.

Funds

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
10/2/18	1,274	17.18159	(3)
11/2/18	3,402	29.08805	(4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $17.18159 per share, at prices ranging from $16.91 to $17.59 per share.

(4) Reflects a weighted average sale price of $29.08805 per share, at prices ranging from $29.00 to $29.25 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 11, 2018, among the Reporting Persons.